                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                --------------

                                   FORM 11-K

(Mark One)

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
         OF 1934

                  For the fiscal year ended December 31, 1998

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                    to


                         Commission file number 0-23694


                    HEARTLAND WIRELESS COMMUNICATIONS, INC.
                                  401(k) PLAN


                       NUCENTRIX BROADBAND NETWORKS, INC.
                (f/k/a HEARTLAND WIRELESS COMMUNICATIONS, INC.)
                         200 CHISHOLM PLACE, SUITE 200
                               PLANO, TEXAS 75075

                    HEARTLAND WIRELESS COMMUNICATIONS, INC.
                                  401(k) PLAN

                               TABLE OF CONTENTS

                                                                                                               PAGE
Independent Auditors' Report                                                                                     1

Statement of Net Assets Available for Benefits as of December 31, 1998                                           2

Statement of Net Assets Available for Benefits as of December 31, 1997                                           3

Statement of Changes in Net Assets Available for Benefits - For the year
      ended December 31, 1998                                                                                    4

Statement of Changes in Net Assets Available for Benefits - For the year
      ended December 31, 1997                                                                                    5

Notes to Financial Statements                                                                                    6


SCHEDULES
1     Item 27a - Schedule of Assets Held for Investment Purposes as of December 31, 1998                        11

2     Item 27d - Schedule of Reportable Transactions - For the year ended December 31, 1998                     12

                          INDEPENDENT AUDITORS' REPORT


The Plan Administrator
Heartland Wireless Communications, Inc.
401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Heartland Wireless Communications, Inc. 401(k) Plan (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, Item 27a - Schedule of Assets Held for Investment Purposes as of December 31, 1998 and
Item 27d - Schedule of Reportable Transactions for the year ended December 31, 1998, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The individual fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. These supplemental schedules and fund information are the responsibility of the Plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                   /s/ KPMG LLP

Dallas, Texas
June 16, 1999

                    HEARTLAND WIRELESS COMMUNICATIONS, INC.
                                  401(k) PLAN

                 Statement of Net Assets Available for Benefits

                               December 31, 1998



                                                                                                GOLDMAN    HEARTLAND
                                               WASHINGTON      THE        THE        THE         SACHS      WIRELESS
                                                 MUTUAL       GROWTH   INVESTMENT    BOND        MONEY   COMMUNICATIONS,
                                                INVESTORS    FUND OF   COMPANY OF   FUND OF      MARKET       INC.
                                                  FUND       AMERICA  AMERICA FUND  AMERICA      FUND     COMMON STOCK    TOTAL
                                               ----------  ----------  ----------  ----------  ----------  ----------  ----------

Assets:
    Investments, at fair value (note 5):
       Goldman Sachs Money Market Fund         $       --          --          --          --      20,167          --      20,167
       Mutual funds                               138,606     155,436     104,307          --          --          --     398,349
       Bond fund                                       --          --          --      34,569          --          --      34,569
       Heartland Wireless Communications,
          Inc. common stock                            --          --          --          --          --       2,622       2,622
                                               ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                                  138,606     155,436     104,307      34,569      20,167       2,622     455,707

    Receivables:
       Participant contributions receivable         2,708       2,740       1,777         262         171          --       7,658
       Investment income receivable                    19          17          17          --          85          12         150
                                               ----------  ----------  ----------  ----------  ----------  ----------  ----------
                Total assets                      141,333     158,193     106,101      34,831      20,423       2,634     463,515
                                               ----------  ----------  ----------  ----------  ----------  ----------  ----------
Liabilities:
    Refunds payable                                 5,396       1,757       4,579       1,434          --         157      13,323
    Due for unsettled trades                        3,074       2,848       1,934         261          --          --       8,117
                                               ----------  ----------  ----------  ----------  ----------  ----------  ----------
                Total liabilities                   8,470       4,605       6,513       1,695          --         157      21,440
                                               ----------  ----------  ----------  ----------  ----------  ----------  ----------
Net assets available for benefits              $  132,863     153,588      99,588      33,136      20,423       2,477     442,075
                                               ==========  ==========  ==========  ==========  ==========  ==========  ==========


See accompanying notes to the financial statements.

                    HEARTLAND WIRELESS COMMUNICATIONS, INC.
                                  401(k) PLAN

                 Statement of Net Assets Available for Benefits

                               December 31, 1997


                                                                                                GOLDMAN    HEARTLAND
                                               WASHINGTON     THE         THE        THE         SACHS      WIRELESS
                                                 MUTUAL     GROWTH     INVESTMENT    BOND        MONEY   COMMUNICATIONS,
                                               INVESTORS    FUND OF    COMPANY OF   FUND OF      MARKET       INC.
                                                  FUND      AMERICA   AMERICA FUND  AMERICA       FUND    COMMON STOCK   TOTAL
                                               ----------  ----------  ----------  ----------  ----------  ----------  ----------

Assets:
    Investments, at fair value (note 5):
       Goldman Sachs Money Market Fund         $       --          --          --          --       8,221          --       8,221
       Mutual funds                                63,837      59,871      43,050          --          --          --     166,758
       Bond fund                                       --          --          --       6,901          --          --       6,901
       Heartland Wireless Communications,
          Inc. common stock                            --          --          --          --          --     104,164     104,164
                                               ----------  ----------  ----------  ----------  ----------  ----------  ----------

                                                   63,837      59,871      43,050       6,901       8,221     104,164     286,044

    Receivables:
       Employer contributions receivable               --          --          --          --          --       6,818       6,818
       Participant contributions receivable         4,393       4,353       2,870         913         385       7,031      19,945
                                               ----------  ----------  ----------  ----------  ----------  ----------  ----------

                Total assets                       68,230      64,224      45,920       7,814       8,606     118,013     312,807
                                               ----------  ----------  ----------  ----------  ----------  ----------  ----------

Liabilities - refunds payable                       1,915         258       3,960         129         257       9,503      16,022
                                               ----------  ----------  ----------  ----------  ----------  ----------  ----------

Net assets available for benefits              $   66,315      63,966      41,960       7,685       8,349     108,510     296,785
                                               ==========  ==========  ==========  ==========  ==========  ==========  ==========


See accompanying notes to the financial statements.

                    HEARTLAND WIRELESS COMMUNICATIONS, INC.
                                  401(k) PLAN

           Statement of Changes in Net Assets Available for Benefits

                      For the year ended December 31, 1998

                                                                                                        HEARTLAND
                                                                        THE                   GOLDMAN    WIRELESS
                                                WASHINGTON   THE     INVESTMENT     THE        SACHS   COMMUNICATIONS,
                                                  MUTUAL    GROWTH   COMPANY OF     BOND       MONEY       INC.
                                                INVESTORS   FUND OF   AMERICAN     FUND OF     MARKET     COMMON
                                                   FUND     AMERICA     FUND       AMERICA      FUND      STOCK        TOTAL
                                                ---------  ---------  ---------   ---------   ---------  ---------   ---------

Additions to net assets attributed to:
    Employer's contributions                    $      --         --         --          --          --     64,426      64,426
    Participants' contributions                    56,673     60,734     41,630      12,085       7,224     48,926     227,272
                                                ---------  ---------  ---------   ---------   ---------  ---------   ---------
             Total contributions                   56,673     60,734     41,630      12,085       7,224    113,352     291,698

    Employee rollovers from other plans            21,173     20,760     21,173      15,332       7,245         --      85,683

    Investment income (loss):
       Dividend and interest income                 1,904        748      1,228       1,265         548        348       6,041
       Net appreciation (depreciation)
          in fair value of investments             15,125     30,129     14,041        (222)         --   (192,601)   (133,528)
                                                ---------  ---------  ---------   ---------   ---------  ---------   ---------
             Net investment income (loss)          17,029     30,877     15,269       1,043         548   (192,253)   (127,487)
                                                ---------  ---------  ---------   ---------   ---------  ---------   ---------
             Total additions                       94,875    112,371     78,072      28,460      15,017    (78,901)    249,894

Deductions from net assets attributed to:
    Benefits Paid                                  28,578     26,915     17,680       3,426       3,630     24,375     104,604
                                                ---------  ---------  ---------   ---------   ---------  ---------   ---------
             Total deductions                      28,578     26,915     17,680       3,426       3,630     24,375     104,604
                                                ---------  ---------  ---------   ---------   ---------  ---------   ---------
             Net increase (decrease)
                prior to interfund transfers       66,297     85,456     60,392      25,034      11,387   (103,276)    145,290

Interfund transfers, net                              251      4,166     (2,764)        417         687     (2,757)         --
                                                ---------  ---------  ---------   ---------   ---------  ---------   ---------
             Net increase (decrease)               66,548     89,622     57,628      25,451      12,074   (106,033)    145,290

Net assets available for benefits:
    Beginning of year                              66,315     63,966     41,960       7,685       8,349    108,510     296,785
                                                ---------  ---------  ---------   ---------   ---------  ---------   ---------
    End of year                                 $ 132,863    153,588     99,588      33,136      20,423      2,477     442,075
                                                =========  =========  =========   =========   =========  =========   =========



See accompanying notes to financial statements.

                    HEARTLAND WIRELESS COMMUNICATIONS, INC.
                                  401(k) PLAN

           Statement of Changes in Net Assets Available for Benefits

                      For the year ended December 31, 1997


                                                                                               GOLDMAN     HEARTLAND
                                               WASHINGTON      THE        THE         THE       SACHS       WIRELESS
                                                 MUTUAL      GROWTH    INVESTMENT     BOND      MONEY    COMMUNICATIONS,
                                               INVESTORS     FUND OF   COMPANY OF    FUND OF    MARKET        INC.
                                                  FUND       AMERICA  AMERICA FUND   AMERICA     FUND     COMMON STOCK    TOTAL
                                               ----------  ----------  ----------  ----------  ----------  ----------   ----------

Additions to net assets attributed to:
    Employer's contributions                   $       --          --          --          --          --      96,759       96,759
    Participants' contributions                    49,947      51,777      31,877       7,103       7,316     138,791      286,811
                                               ----------  ----------  ----------  ----------  ----------  ----------   ----------

             Total contributions                   49,947      51,777      31,877       7,103       7,316     235,550      383,570

    Employee rollovers from other plans               186         558         186          --          --          --          930

    Investment income (loss):
       Dividend and interest income                 1,627         465         488         328         313         624        3,845
       Net appreciation (depreciation)
          in fair value of investments             11,419       9,066       7,120          75          --    (186,531)    (158,851)
                                               ----------  ----------  ----------  ----------  ----------  ----------   ----------

             Net investment income (loss)          13,046       9,531       7,608         403         313    (185,907)    (155,006)
                                               ----------  ----------  ----------  ----------  ----------  ----------   ----------

             Total additions                       63,179      61,866      39,671       7,506       7,629      49,643      229,494

Deductions from net assets attributed to:
    Benefits Paid                                  29,402      25,143      19,120       2,079       3,687      70,020      149,451
                                               ----------  ----------  ----------  ----------  ----------  ----------   ----------

             Total deductions                      29,402      25,143      19,120       2,079       3,687      70,020      149,451
                                               ----------  ----------  ----------  ----------  ----------  ----------   ----------

             Net increase (decrease)
                prior to interfund transfers       33,777      36,723      20,551       5,427       3,942     (20,377)      80,043

Interfund transfers, net                            1,255       1,225       1,217          49         989      (4,735)          --
                                               ----------  ----------  ----------  ----------  ----------  ----------   ----------

             Net increase (decrease)               35,032      37,948      21,768       5,476       4,931     (25,112)      80,043

Net assets available for benefits:
    Beginning of year                              31,283      26,018      20,192       2,209       3,418     133,622      216,742
                                               ----------  ----------  ----------  ----------  ----------  ----------   ----------

    End of year                                $   66,315      63,966      41,960       7,685       8,349     108,510      296,785
                                               ==========  ==========  ==========  ==========  ==========  ==========   ==========

See accompanying notes to financial statements.

                    HEARTLAND WIRELESS COMMUNICATIONS, INC.
                                  401(k) PLAN

                         Notes to Financial Statements

                           December 31, 1998 and 1997

(1)      DESCRIPTION OF PLAN

         The following description of the Heartland Wireless Communications, Inc. 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

         (a)         GENERAL

                  The Plan was established for the benefit of the employees of Nucentrix Broadband Network, Inc. (formerly Heartland Wireless Communications, Inc.) ("the Employer" or the "Company") effective January 1, 1996. Participant contributions began the pay period ended June 15, 1996.

                  The Plan is a defined contribution plan sponsored by the Company. Employees are eligible to participate in the Plan upon the completion of six months of service during which time they have been credited with 1,000 hours of service and have attained the age of twenty-one. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

         (b)         CONTRIBUTIONS

                  Each participant may make elective contributions pursuant to a salary reduction election while a participant in the Plan ("Elective Contributions"). Elective Contributions are limited from two to ten percent of the participant's compensation. The maximum salary reduction amount for 1998 and 1997 is $10,000 and $9,500, respectively.

                  The Company, at its discretion, may make matching contributions to the Plan. The Company discontinued matching contributions on October 2, 1998 in conjunction with the filing of a pre-negotiated plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code ("Plan of Reorganization") on December 4, 1998. See notes 7 and 10. The Company has not reinstituted matching contributions in 1999. Prior to October 2, 1998, the amount of the matching contribution was $.50 for each $1 contributed up to a maximum amount of 2% of a participant's compensation. The Company, at its discretion, may also make a profit sharing contribution which is allocated in accordance with the safe harbor for permitted disparity. The Company has not exercised its discretion to make profit sharing contributions. Any Company profit sharing contributions and matching contributions are referred to as "Non-Elective Contributions". The aggregate amount (determined on an annual basis) of Elective Contributions to the Plan and other Company retirement plans and Non-Elective Contributions to the Plan and other Company retirement plans on behalf of the participant are limited to the lesser of $30,000 or 25% of the participant's annual compensation.

         (c)         PARTICIPANT ACCOUNTS

                  Each participant's account is credited with the participant's Elective Contributions and an allocation of the Company's matching contribution and Plan earnings (losses). Allocations are based on Elective Contributions, as defined. Company matching contributions forfeited by terminated employees are used to reduce any future matching contributions of the Company.

                    HEARTLAND WIRELESS COMMUNICATIONS, INC.
                                  401(k) PLAN

                         Notes to Financial Statements

                           December 31, 1998 and 1997

         (d)         INVESTMENT PROGRAM AND VESTING

                  The Plan allowed participants to direct the investments of their Elective Contributions into five different investment options during 1998 and 1997.

                  The investment programs of the Plan were as follows:

                  o Washington Mutual Investors Fund - invests in high quality common stocks and securities convertible into such common stock. The stated investment objective of the fund is to produce income and to provide an opportunity for growth of principal consistent with sound common stock investing.

                  o The Growth Fund of America - invests in a diversified portfolio consisting primarily of common stocks, with some assets also held in securities convertible into common stocks, cash and cash equivalents, debt securities, or nonconvertible preferred stocks. The fund's investment objective is growth of capital.

                  o The Investment Company of America Fund - invests primarily in common stocks; however, assets are also held in securities convertible into common stocks, debt securities, cash or cash equivalents, U.S. Government securities, private placement securities or nonconvertible preferred stock. The fund attempts to achieve its investment objective of long-term growth of capital and income by giving more weight to the possibilities of appreciation and potential dividends than current yield.

                  o The Bond Fund of America - invests substantially all of its assets in marketable corporate debt securities, U.S. Government securities, mortgage-related securities, other asset-backed securities and cash or money market instruments, with at least approximately two-thirds of the fund's total assets usually invested in bonds. The fund's objective is to provide as high a level of current income as is consistent with the preservation of capital.

                  o Goldman Sachs Money Market Fund - invests in cash and cash equivalents such as commercial paper, commercial bank obligations, and securities of the U.S. Government, its agencies and instrumentalities. The objective of this fund is to provide as high a level of current income as is consistent with the preservation of capital.

                  Elective Contributions by the participant are immediately fully vested and nonforfeitable. A participant's share of Company matching contributions vests 20 percent after each year of service, with the participant being fully vested after completing five years of service.

                    HEARTLAND WIRELESS COMMUNICATIONS, INC.
                                  401(k) PLAN

                         Notes to Financial Statements

                           December 31, 1998 and 1997


         (e)         PAYMENT OF BENEFITS

                  Upon death, disability or termination of service, a participant or designated beneficiary receives a lump sum payment or installments of cash. Benefits are recorded when paid.

(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (a)         BASIS OF ACCOUNTING

                  The accompanying financial statements have been prepared on the accrual method of accounting.

         (b)         VALUATION OF INVESTMENTS

                  All investments are stated at fair value based on quoted market prices. Purchases and sales of securities are recorded on a trade date basis. Interest and dividends are recorded on an accrual basis. Expenses relating to the purchase or sale of investment securities are added to the cost or deducted from the proceeds, respectively.

         (c)         USE OF MANAGEMENT ESTIMATES

                  The preparation of the financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

         (d)         EXPENSES OF THE PLAN

                  The expenses of administration of the Plan, including the fees of the trustee, are paid by the Company. The Company paid $16,670 and $18,979 in fees relating to the Plan in 1998 and 1997, respectively.

(3)      PLAN TERMINATION

         Although it has not expressed an intent to do so, the Company has the right under the Plan to terminate the Plan. Upon termination, participants will become fully vested in their accounts.

(4)      TAX STATUS

         The Internal Revenue Service has determined and informed the Company by a letter dated August 21, 1997, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code
         (IRC). The Plan administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the IRC.

                     HEARTLAND WIRELESS COMMUNICATIONS, INC.
                                  401(k) PLAN

                         Notes to Financial Statements

                           December 31, 1998 and 1997


         The federal income tax status of the participants with respect to contributions to the Plan is described in information submitted to the participants and, subject to certain limitations, such contributions are tax deferred.

(5)      INVESTMENTS

         The following table presents the fair value of the Plan's investments:

                                                          DECEMBER 31, 1998       DECEMBER 31, 1997
                                                        ----------------------- -----------------------
                                                         NUMBER OF      FAIR     NUMBER OF     FAIR
                                                        SHARES/UNITS    VALUE   SHARES/UNITS   VALUE
                                                        ------------ ---------- ------------ ----------
                 Washington Mutual Investors Fund             4,212     138,606       2,039      63,837
                 The Growth Fund of America                   6,939     155,436       3,106      59,871
                 The Investment Company of
                     America Fund                             3,357     104,307       1,456      43,050
                 The Bond Fund of America                     2,540      34,569         490       6,901
                 Goldman Sachs Money Market Fund             20,167      20,167       8,221       8,221
                 Heartland Wireless Communications,
                     Inc. Common Stock                      131,107       2,622      60,264     104,164

(6)      REFUNDS PAYABLE

         At December 31, 1998 and 1997, the Plan has recorded refunds payable of $13,323 and $16,022, respectively. The refunds relate to amounts due to certain employees of the Company based upon nondiscrimination tests applicable to the Plan. The Company paid the $13,323 and $16,022 subsequent to December 31, 1998 and 1997, respectively, to maintain compliance with the applicable requirements of the IRC.

(7)      LIQUIDITY OF PLAN SPONSOR

         The Company's Plan of Reorganization was confirmed by the U.S. Bankruptcy Court for the District of Delaware on March 15, 1999. The Plan of Reorganization became effective on April 1, 1999. See note 10.

(8)      EMPLOYER MATCH

         The Company discontinued matching contributions, which are discretionary, on October 2, 1998 in conjunction with the filing of its Plan of Reorganization. In March 1999, the Company transferred all participant balances acquired from matching contributions from Heartland Wireless Communications, Inc. Common Stock to the Goldman Sachs Money Market Fund.

(9)      COMMON STOCK LISTING

         On October 15, 1998, The Nasdaq Stock Market, Inc. notified the Company that its common stock,

                     HEARTLAND WIRELESS COMMUNICATIONS, INC.
                                  401(k) PLAN

                         Notes to Financial Statements

                           December 31, 1998 and 1997


         listed under the symbol "HARTQ," would no longer be listed on the Nasdaq National Stock Market, effective at the close of business on that day. All shares of the Company's common stock issued and outstanding at April 1, 1999, were canceled pursuant to the Plan of Reorganization. See note (10). The Company's common stock that was issued to certain creditors under the Plan of Reorganization currently is quoted on the OTC Bulletin Board quotation system under the symbol "NCNX". The Company has applied for listing on the Nasdaq National Stock Market, although there can be no assurance that such application will be accepted.

(10)     FINANCIAL RESTRUCTURING

         On December 4, 1998, the Company filed a pre-negotiated Plan of Reorganization under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). The Plan of Reorganization was approved by all classes of creditors voting on the Plan of Reorganization and, on March 15, 1999, was confirmed by the Bankruptcy Court. The Plan of Reorganization became effective on April 1, 1999 (the "Effective Date").

         Under the Plan of Reorganization, as of the Effective Date, all of the common stock, options and warrants of Heartland Wireless Communications, Inc. (the "Old Common Stock") were canceled and the Company issued 10,000,000 shares of new common stock. Holders of the Company's 13% notes and 14% notes received 9,700,000 shares of new common stock and holders of the Company's 9% convertible notes received 300,000 shares of new common stock. Holders of the convertible notes also received warrants to purchase 825,000 shares of new common stock at a per share exercise price of $27.63, subject to adjustment in the event of certain sales of stock or assets of the Company.

         Holders of the Old Common Stock were granted the right to receive warrants to purchase 275,000 shares of new common stock at a per share exercise price of $27.63, subject to adjustment in the event of certain sales of stock or assets of the Company. Receipt by holders of Old Common Stock of such warrants is subject to certain pending securities litigation claims as set forth in the Plan of Reorganization.

                                                                     SCHEDULE 1


                    HEARTLAND WIRELESS COMMUNICATIONS, INC.
                                  401(k) PLAN

           Item 27a - Schedule of Assets Held for Investment Purposes

                               December 31, 1998

                                                               NUMBER
          IDENTITY OF ISSUE, BORROWER, LESSOR                 OF SHARES               CURRENT
                   OR SIMILAR PARTY                            /UNITS       COST       VALUE
--------------------------------------------------           ----------  ----------  ----------
Washington Mutual Investors Fund                                  4,212  $  132,139     138,606
The Growth Fund of America                                        6,939     140,094     155,436
The Investment Company of America Fund                            3,357      98,896     104,307
The Bond Fund of America                                          2,540      34,564      34,569
Goldman Sachs Money Market Fund                                  20,167      20,167      20,167
Heartland Wireless Communications, Inc.
    Common Stock*                                               131,107       3,367       2,622
                                                                         ----------  ----------
                Total assets held for investment                         $  429,227     455,707
                                                                         ==========  ==========

*Party-in-interest


See accompanying independent auditors' report.

                                                                     SCHEDULE 2


                    HEARTLAND WIRELESS COMMUNICATIONS, INC.
                                  401(k) PLAN

                 Item 27d - Schedule of Reportable Transactions

                      For the year ended December 31, 1998


                                                                                                                           CURRENT
                                             AGGREGATE                               EXPENSE                   VALUE AT      NET
                                             NUMBER OF     PURCHASE     SELLING   INCURRED WITH   COST OF    TRANSACTION   GAIN OR
                Description                 TRANSACTIONS     PRICE       PRICE     TRANSACTION     ASSETS        DATE       (LOSS)
------------------------------------------  ------------   ---------   ----------  -----------  -----------   ----------  ---------

Purchases:
    The Growth Fund of America                       34    $ 117,884           --           --      117,884      117,884         --
    Nucentrix Broadband Networks,
       Inc. common stock*                            18    $  59,015           --           --       59,015       59,015         --
    The Investment Company of America
       Fund                                          39    $  83,730           --           --       83,730       83,730         --
    Washington Mutual Investors Fund                 38    $ 108,629           --           --      108,629      108,629         --
    Goldman Sachs Money Market Fund                 358    $ 781,864           --           --      781,864      781,864         --
    The Bond Fund of America                         44    $  34,321           --           --       34,321       34,321         --

Sales:
    Goldman Sachs Money Market Fund                 269    $      --      772,693           --      772,692      772,692         --
    The Growth Fund of America                       20    $      --       37,656           --       33,887       37,656      3,769
    Washington Mutual Investors Fund                 17    $      --       37,787           --       31,624       37,787      6,163
    The Investment Company of America
       Fund                                          15    $      --       26,706           --       23,629       26,706      3,077
    Heartland Wireless Communications, Inc.
       Inc. common stock*                            20    $      --       25,196           --      121,179       25,196    (95,983)


*Party-in-interest

See accompanying independent auditors' report.

                                   SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


Date: June 30, 1999               HEARTLAND WIRELESS COMMUNICATIONS, INC.
                                  401(k) PLAN

                                  By: Nucentrix Broadband Networks, Inc.,
                                      Plan Administrator



                                  By:  /s/ MARJEAN HENDERSON
                                     --------------------------------------
                                      Marjean Henderson
                                      Senior Vice President and Chief
                                      Financial Officer

                                 EXHIBIT INDEX

Exhibit Number         Description
--------------         -----------

    *23                Consent of KPMG LLP




--------------------
*Filed herewith